82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

RECEIVED APR 24 2006

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PROCESSED APR 25 2006 THOMSON FINANCIAL

SUPPL

Capital Guardian Trust Company:	
State Street Nominees Ltd	6,816,500
Bank of New York Nominees	3,555,000
Northern Trust	548,500
Chase Manhattan Bank Australia Ltd	19,400
Chase Nominees Ltd	25,594,627
BT Globenet Nominees Ltd	1,189,600
Midland Bank plc	6,860,700
Cede & Co	1,841,000
Deutsche Bank Mannheim	5,300
Bankers Trust	2,264,428
Barclays Bank	183,400
Citibank London	10,700
Royal Trust	50,900
Brown Bros	68,300
Nortrust Nominees	7,554,671
MSS Nominees Ltd	127,800
State Street Bank & Trust Co	280,500
Citibank	17,900
Citibank NA	80,500
Deutsche Bank AG	8,300
HSBC Bank plc	3,700
Mellon Bank NA	294,900
ROY Nominees Ltd	144,300
Mellon Nominees (UK) Ltd	1,970,573
Bank One London	11,800
HSBC	72,400

06012809

4/25

JP Morgan Chase Bank	2,049,100
Capital International Limited:	
State Street Nominees Ltd	133,700
Bank of New York Nominees	5,381,902
Northern Trust	2,186,030
Chase Nominees Ltd	3,251,600
Midland Bank plc	169,300
Morgan Guaranty	480,900
Nortrust Nominees	3,661,900
State Street Bank & Trust Co	2,030,531
Deutsche Bank AG	317,100
HSBC Bank plc	1,571,100
Mellon Bank NA	201,500
KAS UK	12,400
Bank One London	207,800
Clysdale Bank plc	32,300
JP Morgan Chase Bank	36,900
Raiffeisen Zentral Bank	118,600
Fortis Bank	29,000
Metzler Seel Sohn & Co	30,300
Bayerische Hypo Und Vereinsbank AG	44,600
Capital International S.A.:	
Chase Nominees Ltd	2,528,149
Midland Bank plc	481,400
Barclays Bank	488,000
Brown Bros	28,500
Lloyds Bank	6,800
HSBC Bank plc	139,100
Capital International, Inc.:	
State Street Nominees Ltd	4,405,100
Bank of New York Nominees	843,030
Northern Trust	35,400
Chase Nominees Ltd	3,071,700
Midland Bank plc	472,100
Bankers Trust	20,400
Brown Bros	333,400
Northtrust Nominees	213,200
State Street Bank & Trust Co	203,300
Sumitomo Trust & Banking	89,500
Citibank	24,100
Citibank NA	448,700
State Street Australia Ltd	108,500
HSBC Bank plc	287,800
JP Morgan Chase Bank	906,800

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 11 April 2006

11. Date company informed

13 April 2006

12. Total holding following this notification

96,657,511 shares

13. Total percentage holding of issued class following this notification

3.002%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

13 April 2006

BAE Systems plc

Interim results 2006

The timetable for the announcement of the interim results for 2006, and associated dividend on ordinary shares, is as follows:

Announcement date:	13 September 2006
Ex-dividend date:	18 October 2006
Record date:	20 October 2006
Last date for DRIP elections:	9 November 2006
Dividend payment date:	30 November 2006

13 April 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**IFG Trust (Jersey) Limited, the Trustee of the BAE Systems Restricted Share Plan**
Company dealt in	**BAE Systems plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary shares of 2.5p each**
Date of dealing	**12 April 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	**N/A**		**N/A**	
(2) Derivatives (other than options)	**N/A**		**N/A**	

(3) Options and agreements to purchase/sell	**N/A**	**N/A**
Total	**N/A**	**N/A**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	**N/A**		**N/A**	
(2) Derivatives (other than options)	**N/A**		**N/A**	
(3) Options and agreements to purchase/sell	**N/A**		**N/A**	
Total	**N/A**		**N/A**	

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**
N/A	**N/A**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)
Purchase of shares in respect of the grant of awards under the BAE Systems Restricted Share Plan.	**45,034**	**413 pence per share**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit** (Note 5)
N/A			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 7)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 5)
N/A						

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 5)
N/A		

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	**Details**	**Price per unit (if applicable)** (Note 5)

N/A		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**13 April 2006**
Contact name	**Ann-Louise Holding, Assistant Company Secretary, BAE Systems plc**
Telephone number	**01252 383185**
Name of offeree/offeror with which associated	**BAE Systems plc**
Specify category and nature of associate status (Note 10)	**Employee Share Ownership Trust for BAE Systems employees**

Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNNECTED PERSONS

1. Notification made in accordance with and Rule 3.1.4(1)(a) and Rule 3.1.4(1)(b) of the Disclosure Rules

The Company granted the following options to the following Persons Discharging Managerial Responsibility ("PDMRs") on 12 April 2006:

(i) BAE Systems Executive Share Option Plan:

Name of PDMR	Number of ordinary shares under option granted
Chris Geoghegan	163,843
Michael Lester	198,890
Steve Mogford	163,843
Mark Ronald	200,944
George Rose	185,747
Mike Turner	457,359

The above options granted on 12 April 2006 are over ordinary shares of 2.5p each in BAE Systems plc at an option price of 428p per share and are exercisable between 12.04.09 and 12.04.16 subject to the attainment of performance conditions.

(ii) BAE Systems Performance Share Plan:

Name of PDMR	Number of shares granted under option
Chris Geoghegan	109,228
Michael Lester	132,593
Steve Mogford	109,228
Mark Ronald	133,962
George Rose	123,831
Mike Turner	304,906

The above contingent award of options granted on 12 April 2006 is over ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The options are exercisable between 12.04.09 and 12.04.13 subject to the attainment of performance conditions.

2. Notification made in accordance with and Rule 3.1.4(1)(a) of the Disclosure Rules

The Company granted the following options to the following Persons Discharging Managerial Responsibility ("PDMRs") on 12 April 2006:

(i) BAE Systems Executive Share Option Plan:

Name of PDMR	Number of ordinary shares under option granted
Walt Havenstein	96,453
Alastair Imrie	113,901
Ian King	145,443
Tom Rabaut	120,566
Mike Rouse	110,397
Nigel Whitehead	84,112
Alison Wood	105,140

The above options granted on 12 April 2006 are over ordinary shares of 2.5p each in BAE Systems plc at an option price of 428p per share and are exercisable between 12.04.09 and 12.04.16 subject to the attainment of performance conditions.

(ii) BAE Systems Performance Share Plan:

Name of PDMR	Number of shares granted under option
Walt Havenstein	64,302
Alastair Imrie	75,934
Ian King	96,962
Tom Rabaut	80,377
Mike Rouse	73,598
Nigel Whitehead	56,074
Alison Wood	70,093

The above contingent award of options granted on 12 April 2006 is over ordinary shares of 2.5p each in BAE Systems plc at nil consideration. The options are exercisable between 12.04.09 and 12.04.13 subject to the attainment of performance conditions.

3. Notification made in accordance with Rule 3.1.4(1)(a) of the Disclosure Rules

The following PDMRs have purchased shares via the Restricted Share Plan and have received from the Company the grant of a contingent award of shares under the Restricted Share Plan:

(i) BAE Systems Restricted Share Plan

Name of PDMR	No. of shares acquired	No. of shares granted under contingent award
Walt Haverstein	34,166	25,624
Tom Rabaut	13,666	10,249

The ordinary shares of 2.5p acquired by the individual PDMRs via the Restricted Share Plan were purchased on 12 April 2006 at 418p per share on the London Stock Exchange and are held in the name of IFG Trust (Jersey) Limited.

The grant of the contingent awards of shares under the Restricted Share Plan was at nil consideration on 12 April 2006. The contingent awards of shares vest on 12 April 2009.

4. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 12 April 2006 by the trustee of the BAE Systems Restricted Share Plan, IFG Trust (Jersey) Limited, that the unallocated balance of 702,481 ordinary shares of 2.5p each in BAE Systems plc held in the ESOP Trust has been fully allocated to individual participants in the Restricted Share Plan and, as such, the executive directors of the Company have ceased to have any technical interest in these shares.

13 April 2006

82-03138

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,417,157 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

13 April 2006

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments